UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549
                                  _____________________

                                      SCHEDULE 13D
                        Under the Securities Exchange Act of 1934
                                    (Amendment No. 3)

                               CAI Wireless Systems, Inc.
                                    (Name of Issuer)
                               Common Stock, no par value
                             (Title of Class of Securities)
                                        12476P104
                                     (CUSIP Number)
                                M. Louise Turilli, Esq.,
                     Day, Berry & Howard, CityPlace I, Hartford, CT
                                      01603-3499
                      (Name, Address and Telephone Number of Person
                    Authorized to Receive Notices and Communications)

                                      June 10, 1996
                              (Date of Event which Requires
                                Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].
*(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of the five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages

                                                            PAGE 1 OF 14
                                                   EXHIBIT INDEX ON PAGE 12

     CUSIP No. 12476P104                   Page 2 of 14 pages

                                        __________________

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Jared E. Abbruzzese


2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)[x]
                                                                 (b)[ ]

3.      SEC USE ONLY


4.      SOURCE OF FUNDS*
        N/A


5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America


                         924,300
NUMBER OF            7.  SOLE VOTING POWER
SHARES                   5,986,900
BENEFICIALLY         8.  SHARED VOTING POWER
OWNED BY                 695,300
EACH                 9.  SOLE DISPOSITIVE POWER
REPORTING PERSON         5,986,900
WITH                10.  SHARED DISPOSITIVE POWER

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        6,911,200

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                    [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        18.14%

14.     TYPE OF REPORTING PERSON*
        IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

       CUSIP No. 12476P104                            Page 3 of 14 pages

                                __________________

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Hope Carter


2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)[x]
                                                                  (b)[ ]

3.      SEC USE ONLY


4.      SOURCE OF FUNDS*
        N/A


5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America


                          200,065
NUMBER OF            7.   SOLE VOTING POWER
SHARES                    5,986,900
BENEFICIALLY         8.   SHARED VOTING POWER
OWNED BY                  200,065
EACH                 9.   SOLE DISPOSITIVE POWER
REPORTING PERSON          5,986,900
WITH                10.   SHARED DISPOSITIVE POWER

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        6,186,965

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                     [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        16.35%

14.     TYPE OF REPORTING PERSON*
        IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP No. 12476P104                            Page 4 of 14 pages

                         __________________

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Joseph H. Abbruzzese


2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)[x]
                                                                  (b)[ ]

3.      SEC USE ONLY


4.      SOURCE OF FUNDS*
        N/A


5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America


                          45,300
NUMBER OF            7.   SOLE VOTING POWER
SHARES                    5,966,900
BENEFICIALLY         8.   SHARED VOTING POWER
OWNED BY                  45,300
EACH                 9.   SOLE DISPOSITIVE POWER
REPORTING PERSON          5,966,900
WITH                10.   SHARED DISPOSITIVE POWER

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        6,012,200

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                     [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        15.89%

14.     TYPE OF REPORTING PERSON*
        IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 12476P104                            Page 5 of 14 pages

                        __________________

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        The Corotoman Company, L.L.C.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)[x]
                                                                  (b)[ ]

3.      SEC USE ONLY


4.      SOURCE OF FUNDS*


5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America


                           0
NUMBER OF            7.    SOLE VOTING POWER
SHARES                     5,966,900
BENEFICIALLY         8.    SHARED VOTING POWER
OWNED BY                   0
EACH                 9.    SOLE DISPOSITIVE POWER
REPORTING PERSON           5,966,900
WITH                10.    SHARED DISPOSITIVE POWER

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,966,900

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                     [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        15.77%

14.     TYPE OF REPORTING PERSON*
        CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 12476P104                            Page 6 of 14 pages

                                  AMENDMENT NO. 3
                                        TO
                                   SCHEDULE 13D

        The undersigned reporting persons (the "reporting persons") hereby amend and restate, as required by Regulation 13d-2(c), their Statement on
Schedule 13D, dated January 17, 1994 (the "Schedule 13D"), as amended by Amendment No.1 to the Schedule 13D, dated as of March 29, 1995, and Amendment No. 2 to the Schedule 13D, dated as of January 2, 1996, relating to the common stock, no par value of CAI Wireless Systems, Inc.

ITEM 1.  SECURITY OF THE ISSUER

     The reporting persons hereby set forth this Amendment No. 3 to the
Schedule 13D with respect to the common stock, no par value (the "Common Stock"), of CAI Wireless Systems, Inc., a Connecticut corporation ("CAI" or the "Company") whose principal executive offices are located at 18 Corporate Woods Blvd., Third, Albany, New York 12211.

ITEM 2.  IDENTITY AND BACKGROUND

     Mr. Jared E. Abbruzzese, a citizen of the United States of America, is and has been the Chairman and Chief Executive Officer and a Director of the Company, since its formation in 1991. The address of the principal executive offices of the Company is set forth in Item 1.

     Mrs. Hope Carter, a citizen of the United States of America, is an investor who resides at 492 Mariomi Road, New Canaan, Connecticut 06840, and the aunt of Jared E. Abbruzzese.

     Mr. Joseph H. Abbruzzese, a citizen of the United States of America, is an investor and restauranteur whose business address is 180 Madison Avenue, Albany, New York 12207, and the brother of Jared E. Abbruzzese.

     The Corotoman Company, L.L.C., a Delaware limited liability company ("Corotoman"), with its executive offices at 18 Corporate Woods Blvd., Third Floor, Albany, New York 12211, was formed for the purpose of investing family assets, including the holding of shares of Common Stock. Jared E. Abbruzzese and Mrs. Carter and Joseph H. Abbruzzese own 46.5%, 46.5% and 4%, respectively, of the outstanding shares of Corotoman. Those individuals are the sole directors of Corotoman. The Irrevocable Trust for the Descendants of Hope Elliot Carter and the Jared and Sherrie G. Abbruzzese Trust own 1.5% and 1.5% of the outstanding shares of Corotoman, respectively.

     None of the reporting persons hereto or any of the executive officers or directors of Corotoman, during the past five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or have been found to have violated said securities laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not Applicable.

    CUSIP No. 12476P104                            Page 7 of 14 pages

 ITEM 4.  PURPOSE OF TRANSACTION

     Based on an ongoing evaluation of the business, prospects and financial condition of the Company, the market for and price of the Common Stock, other investment opportunities available to each of the reporting persons, offers for the reporting persons' shares of Common Stock, general economic conditions and other future developments, the reporting persons or any one of them may seek to sell or dispose by gift additional shares of Common Stock. Other than as described above, as of the date hereof, none of the reporting persons has any plans or proposals that relate to or would result in any of the actions listed in subparagraphs (a)-(j) of the instructions to Item 4 of Schedule
13D with respect to the Company as the issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, each of the reporting persons respectively owns beneficially the number of shares of Common Stock and the percentage of the shares of Common Stock outstanding (37,829,482 as of April 1, 1996) that are set forth opposite his or her name below:

                                     Shares of
Name                                Common Stock                        Percentage
Corotoman                          5,966,900                            15.77%
Hope Carter
   Individually:                     200,065                             0.52%
   As a director of The Corotoman     20,000                             0.05%
   Foundation, Inc.
   (the "Foundation"):
   As a director of Corotoman:     5,966,900                            15.77%
  Total Ownership:                 6,186,965                            16.35%
Joseph H. Abbruzzese
   Individually:                      45,300                             0.11%
   As a director of Corotoman:     5,966,900                            15.77%
   Total Ownership:                6,012,200                            15.89%
Jared E. Abbruzzese
   Individually:                     695,300{1}                          1.82%
   As a director of Corotoman:     5,966,900                            15.77%
   As a director of the Foundation:   20,000                             0.05%
   By family members:                229,000                             0.60%
   Total Ownership:                6,911,200                            18.14%
All of the reporting persons together
   Total Ownership:                7,156,565                            18.79%

 **FOOTNOTES**

 {1} Includes options to purchase 225,000 shares of Common Stock.

   CUSIP No. 12476P104                            Page 8 of 14 pages

   (b) Each of the reporting persons has the following power to vote, direct the voting of, dispose of, or direct the disposition of, shares of Common Stock:

          (i) Number of shares of Common Stock as to which the reporting person has the sole power to vote, direct the voting of, dispose of, or direct the disposition of:

                                                         Shares of
Name                                                   Common Stock

    Corotoman                                                  0

    Hope Carter                                          200,065

    Joseph H. Abbruzzese                                  45,300

    Jared E. Abbruzzese
        Individually:                                    695,300
        Shares held by family members:                   229,000
        Total:                                           924,300

            (ii) Number of shares of Common Stock as to which the reporting person has shared power to vote, direct the voting of, dispose of, or direct the disposition of:

                                                         Shares of
Name                                                   Common Stock

    Corotoman                                          5,966,900

    Hope Carter
        As a director of Corotoman:                    5,966,900
        As director of the Foundation:                    20,000
        Total:                                         5,986,900

    Joseph H. Abbruzzese
        As a director of Corotoman:                    5,966,900

    Jared E. Abbruzzese
        As a director of Corotoman:                    5,966,900
        As a director of the Foundation:                  20,000
        Total:                                         5,986,900

    CUSIP No. 12476P104                            Page 9 of 14 pages

    (c) Besides the following transactions, no transactions by the reporting persons have occurred during the past sixty (60) days.

                                                                Price Per Share                       Where and How Transaction
                                                                                   Number of          Was
Date              Character of Transaction                      Price Per Share      Shares             Effected
5/24/96           Disposition by Jared E. Abbruzzese            $8.00              |5,000             Private Transaction
5/30/96           Disposition by Hope Carter                    $11.1982           |80,100            Open Market
5/30/96           Disposition by Corotoman                      **                  20,000            Private Transaction

5/31/96           Gifts by Hope Carter                          N/A                |136,435           Private Transactions
5/31/96           Disposition by Corotoman                      $11.00             |10,000            Open Market*
5/31/96           Disposition by Corotoman                      $10.75             |10,000            Open Market*
6/3/96            Disposition by Corotoman                      $11.25             |23,000            Open Market*
6/3/96            Disposition by Corotoman                      $11.375            |2,000             Open Market*
6/3/96            Disposition by Corotoman                      $11.125            |5,000             Open Market*
6/6/96            Disposition by Corotoman                      $10.00             |54,000            Open Market*
6/6/96            Disposition by Spouse of Jared E.             $10.00             |13,500            Open Market*
                  Abbruzzese                                                       |
6/7/96            Disposition by Corotoman                      $10.00             |10,500            Open Market*
6/10/96           Disposition By Corotoman                       **                 10,000            Private Transaction

6/10/96           Disposition by Corotoman                      $10.00             |10,500            Open Market*
6/10/96           Disposition by Spouse of Jared E.             $10.00             |10,500            Open Market*
                  Abbruzzese                                                       |
6/11/96           Disposition by Spouse of Jared E.             $10.00             |10,000            Open Market*
                  Abbruzzese                                                       |
6/11/96           Disposition by Corotoman                      $10.00             |19,100            Open Market*
6/11/96           Disposition by Jared E. Abbruzzese            $10.00             |13,400            Open Market*
6/11/96           Disposition by Jared E. Abbruzzese            $9.75              |50,000            Open Market
6/13/96           Disposition by Jared E. Abbruzzese            $9.070             |25,000            Open Market*




___________________________

* Pursuant to an effective registration statement on Form S-3.
**See Item 6.

     CUSIP No. 12476P104                            Page 10 of 14 pages


     (d) Relatives of Jared E. Abbruzzese have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, an aggregate of 229,000 shares of Common Stock which Jared E. Abbruzzese had gifted to such relatives but over which Jared E. Abbruzzese retains voting control. Such interests do not relate, individually or in the aggregate, to more than five percent of the outstanding Common Stock as of June 10, 1996.

     (e)    Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On May 30, 1996 Corotoman disposed of 10,000 shares of Common Stock to each of two third parties upon exercise by such individuals of options written by an entity affiliated with Corotoman and Jared E. Abbruzzese (the "Affiliated Entity"). Corotoman also disposed of 5,000 shares of Common Stock to each of two other individuals upon exercise by such individuals of options written by the Affiliated Entity. The aforementioned four individuals have remaining in the aggregate options to acquire 35,000 shares of Common Stock, none of which are exercisable in the next six months.

Jared E. Abbruzzese maintains sole voting power over the 229,000 shares of Common Stock that he disposed of by gift to the individuals referenced in
Item 5(d) pursuant to a voting agreement entered into by Jared E. Abbruzzese with such individuals.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

   A.     Agreement for Joint Filing on Behalf of Each    Page 13
          Reporting Person.

   B.     Form of Voting Agreement between Jared E.       Page 14
          Abbruzzese and those individuals referenced in
          Item 5(d)

   CUSIP No. 12476P104                            Page 11 of 14 pages

                              SIGNATURES


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:   June 17, 1996                 /s/ Jared E. Abbruzzese
                                      Name:  Jared E. Abbruzzese


Date:   June 17, 1996                 /s/ Hope Carter
                                      Name:  Hope Carter


Date:   June 17, 1996                 /s/ Joseph H. Abbruzzese
                                      Name:  Joseph H. Abbruzzese


                                      The Corotoman Company, L.L.C.


Date:   June 17, 1996                 /s/ Jared E. Abbruzzese
                                      Name:  Jared E. Abbruzzese
                                      Title:   President

    CUSIP No. 12476P104                            Page 12 of 14 pages


                                EXHIBIT INDEX


Exhibit                       Description                     Page No.

A               Agreement for Joint Filing on Behalf of Each       13
                Reporting Person

B               Form of Voting Proxy Between Jared E. Abbruzzese   14
                and those Individuals Referenced in Item 5(d)

     CUSIP No. 12476P104                            Page 13 of 14 pages

                                   EXHIBIT A

    Pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, each of the undersigned hereby agrees to the filing of this Amendment No. 3 on its behalf.

        The Agreement may be signed in one or more counterparts.


Date:   June 17, 1996                 /s/ Jared E. Abbruzzese
                                      Name:  Jared E. Abbruzzese


Date:   June 17, 1996                 /s/ Hope Carter
                                      Name:  Hope Carter


Date:   June 17, 1996                 /s/ Joseph H. Abbruzzese
                                      Name:  Joseph H. Abbruzzese


                                      The Corotoman Company, L.L.C.


Date:   June 17, 1996                 /s/ Jared E. Abbruzzese
                                      Name:  Jared E. Abbruzzese
                                      Title: President

    CUSIP No. 12476P104                            Page 14 of 14 pages

                                    PROXY

    KNOW ALL PERSONS BY THESE PRESENTS, that I, ________________, with a residence address of __________________________, being and/or to become the owner of shares of common stock of CAI Wireless Systems, Inc. ("CAI"), do hereby constitute and appoint Jared E. Abbruzzese of Ballston Spa, New York, my true and lawful attorney, for and in my name, place, and stead, with power of substitution, to vote all shares of common stock of CAI, now owned or hereafter acquired by me (the "Shares"), upon any matters as may properly come before any meeting of shareholders of CAI or any adjournment thereof, or upon any matters as may be submitted to the shareholders for unanimous written consent in lieu of any such meeting, and such other authority as may be necessary or desirable in order to enable Jared E. Abbruzzese so to represent and vote all of the Shares, whether in person at a meeting or by written consent, hereby intending to ratify and confirm all that my attorney may do in my name, place and stead.

    As used herein, the term "Shares" shall include any and all shares of common stock of CAI delivered and transferred to me and all stock arising from further issuances of stock by CAI, stock dividends, split shares, or reorganization, recapitalization, or other similar proceeding on or with respect to any of such shares of stock.

    It is my intention in executing this proxy that it be deemed to remain in full force and effect until revoked by me in writing, and shall be binding upon the undersigned, my estate, heirs, executors, representatives and assigns.

    IN WITNESS WHEREOF, I have hereunto set my hand this ___ day of ______, 1994.




                            __________________________________________



Witness:


________________________